Exhibit 99.1

PRESS RELEASE

Cascades inc.	Téléphone :	(819) 363-5100
404, boulevard Marie-Victorin	Télécopie :	(819) 363-5155
Case postale 30
Kingsey Falls
(Québec) Canada
J0A 1B0

Cascades to Acquire New Assets in the Tissue Paper Sector

Kingsey Falls, Friday, June 12, 2009 — Cascades Inc. (CAS on the Toronto Stock Exchange), a leader in recovery and in green packaging and tissue paper products, announces that it has reached an agreement with Atlantic Packaging Products Ltd. to acquire its tissue business for the price of approximately $60 million.

Once completed this transaction will enable Cascades Tissue Group to increase its annual capacity of recycled tissue by 55,000 tonnes, while augmenting converting capacity by close to 70,000 tonnes. These assets are located in or close to Toronto, thereby increasing the number of Cascades employees in Ontario by 175 for a total of 2,175 employees in that province alone.

In commenting on the transaction, Alain Lemaire, President and Chief Executive Officer, stated: “This acquisition is in keeping with two of our main long term strategic objectives: continued growth of our tissue business and consolidation of our leadership position in the development of environmentally responsible products. The tissue sector has proven itself to be recession resistant showing steady growth thru the economic cycles and we believe business perspectives for this sector will continue to be advantageous for us going forward, particularly in the area of recycled products where Atlantic brings us added expertise.”

According to Suzanne Blanchet, President and Chief Executive Officer of Cascades Tissue Group: “With this acquisition we will be better positioned not only to expand our production of eco-friendly products in Ontario where many of our important customers are based, but also to pursue the development of the Cascades brand there and elsewhere in Canada. Moreover, the addition of these assets to our existing business offers interesting opportunities for synergies in terms of logistics and production efficiencies.”

This transaction is subject to the usual conditions, including the approval of the Competition Bureau.  The parties expect to complete the transaction within 15 days following the date such approval is obtained.

Founded in 1964, Cascades produces, converts and markets packaging and tissue products composed mainly of recycled fibres. Cascades employs close to 13,000 employees who work in more than 100 modern and flexible production units located in North America and Europe. Cascades’ management philosophy, its 45 years of experience in recycling, its continued efforts in research and development are strengths which enable the company to create new products for its customers. The Cascades’ shares trade on the Toronto Stock Exchange under the ticker symbol CAS.

Certain statements in this release, including statements regarding future results and performance, are forward-looking statements (as such term is defined under the Private Securities Litigation Reform Act of 1995) based on current expectations.  The accuracy of such statements is subject to a number of risks, uncertainties and assumptions that may cause actual results to differ materially from those projected, including, but not limited to, the effect of general economic conditions, decreases in demand for the Company’s products, increases in raw material costs, fluctuations in selling prices and adverse changes in general market and industry conditions and other factors listed in the Company’s Securities and Exchange Commission filings.

For further information:	Source:
Suzanne Blanchet
Media:	President, Cascades Tissue Group
Hubert Bolduc
Vice-President, Communications and Public Affairs
514-912-3790

Investors:
Didier Filion
Director, Investor Relations
514-282-2697